SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________

The Talbots, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

 _______________

 Andrew N. Siegel, Esq.

 General Counsel

 Perella Weinberg Partners Group LP

 767 Fifth Avenue

 New York, NY 10153

 (212) 287-3200

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

October 18, 2010

 _______________

(Date of Event Which Requires

 Filing of this Schedule)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Perella Weinberg Partners Acquisition LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1192864
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,800,309 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,800,309 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 4.0%
14		TYPE OF REPORTING PERSON PN

1		NAME OF REPORTING PERSON PWP Acquisition GP LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1192830
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,800,309 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,800,309 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 4.0%
14		TYPE OF REPORTING PERSON OO

1		NAME OF REPORTING PERSON Perella Weinberg Partners Group LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5466924
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,800,309 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,800,309 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 4.0%
14		TYPE OF REPORTING PERSON HC

1		NAME OF REPORTING PERSON Joseph R. Perella I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,800,309 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,800,309 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 4.0%
14		TYPE OF REPORTING PERSON IN

1		NAME OF REPORTING PERSON BNYH BPW Holdings LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1191060
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,042,114 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,042,114 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,042,114 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 2.9%
14		TYPE OF REPORTING PERSON OO

                This Amendment No. 1 on Schedule 13D (this “Amendment”)  is being filed by (i) Perella Weinberg Partners Acquisition LP, a Delaware limited partnership (“PWPA”), with respect to shares of Common Stock, par value $0.01 (the “Common Stock”), of The Talbots, Inc., a Delaware corporation (the “Company”), directly held by it and its wholly owned subsidiary BNYH BPW Holdings LLC, a Delaware limited liability company (“BNYH”); (ii) PWP Acquisition GP LLC, a Delaware limited liability company (“PWP GP”), which serves as the general partner of PWPA, with respect to shares of Common Stock owned by PWPA and BNYH; (iii) Perella Weinberg Partners Group LP, a Delaware limited partnership (“PWP Group”), which controls PWP GP and has voting and dispositive authority over the shares of Common Stock owned by PWPA and BNYH; (iv) Joseph R. Perella, a United States citizen, who is the Chairman and Chief Executive Officer of PWP Group, with respect to shares of Common Stock owned by PWPA and BNYH; and (v) BNYH, with respect to shares owned by it.  This Amendment amends and supplements the Schedule 13D statement relating to the Common Stock of the Company previously filed on April 16, 2010 by PWPA, PWP GP, PWP Group, Mr. Perella and BNYH. Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

 ITEM 5.                     INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 of Schedule 13D is herby amended and restated as follows:

(a)                PWPA and BNYH are the direct beneficial owners of an aggregate of 2,800,309 Shares, representing approximately 4.0% of the outstanding Shares (based upon the 70,368,234 Shares stated by the Company to be outstanding as of September 1, 2010, in the Company's Form 10-Q filed with the Securities and Exchange Commission on September 8, 2010).  Due to their respective relationships with PWPA, BNYH and each other, each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 2,800,309 Shares.  Each of PWP GP, PWP Group and Mr. Perella, and each of the Listed Persons, disclaims beneficial ownership of the Shares in which PWPA and BNYH have beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares in which PWPA and BNYH have beneficial ownership.

(b)          See Item 5(a) above.

(c)           On October 18, 2010, PWPA and BNYH sold an aggregate of 2,700,000 Shares as part of a block trade at a price of $10.62 per share.

(d)         To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          As a result of the transactions described above under 5(c), the Reporting Persons ceased to be the beneficial owner of more than five (5%) percent of the outstanding Shares on October 18, 2010.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2010

PERELLA WEINBERG PARTNERS ACQUISITION LP,
by PWP Acquisition GP LLC, its General Partner

 /s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

PWP ACQUISITION GP LLC

 /s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

PERELLA WEINBERG PARTNERS GROUP LP

 /s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person

JOSEPH R. PERELLA

 /s/ Joseph R. Perella

BNYH BPW HOLDINGS LLC,
by Perella Weinberg Partners Acquisition LP, its sole member, by PWP Acquisition GP LLC, its General Partner

 /s/ Aaron Hood
Name: Aaron Hood
Title: Authorized Person